# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProCap Financial, Inc., CIK 0002076163
CUSIP: 74277P105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/05/2025
Filed by CIK 0002067990
Persons authorized to receive notices and communications: Anthony Pompliano, c/o 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022, (305) 938-0912

## Reporting persons
- Anthony Pompliano (CIK 0002067990): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1; shared voting power 10,562,500; sole dispositive power 1; shared dispositive power 10,562,500; aggregate amount beneficially owned 10,562,501 (12.4% of the class)
- Inflection Points Inc, d/b/a Professional Capital Management: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,562,500; sole dispositive power 0; shared dispositive power 10,562,500; aggregate amount beneficially owned 10,562,501 (12.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ProCap Financial, Inc.
Address of issuer's principal executive offices: 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by the following persons (collectively, the "Reporting Persons"), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 1:

(i) Anthony Pompliano, an individual resident of the State of New York; and
(ii) Inflection Points Inc d/b/a Professional Capital Management, a Delaware corporation ("Professional Capital Management").
Residence or business address: The address for each of the Reporting Persons is 600 Lexington Avenue, Floor 2 New York, New York 10022.
Present principal occupation or employment: Mr. Pompliano's principal occupation is Chairman and Chief Executive Officer of the Issuer, and the principal business of Professional Capital Management is serving as an investment firm focused on building and funding companies that solve important problems in society.
Criminal convictions in the last five years: During the past five years neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years neither of the Reporting Persons was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Pompliano acquired the Common Stock he has sole voting and dispositive power over pursuant to a subscription agreement, dated June 17, 2025, by and between the reporting person and the Issuer, pursuant to which Mr. Pompliano purchased one share of Common Stock for $0.001.

Professional Capital Management acquired the Common Stock beneficially owned by it pursuant to the business combination (the "Business Combination") contemplated by the Business Combination Agreement (the "BCA"), dated June 23, 2025, as amended, by and among ProCap BTC, LLC ("ProCap"), Columbus Circle Capital Corp I ("CCCM"), Professional Capital Management and the Issuer, and certain other parties thereto, as described in the Registration Statement on Form S-4 (File No. 333-290365) filed with the U.S. Securities and Exchange Commission, which became effective on November 8, 2025. Pursuant to the BCA, Professional Capital Management acquired the Common Stock beneficially owned by it in exchange for the 9,500,000 common units of ProCap and the 850,000 preferred units of ProCap held by Professional Capital Management prior to the completion of the Business Combination, converted in accordance with the terms of the BCA. Mr. Pompliano is the Chief Executive Officer of Professional Capital Management and may be deemed the beneficial owner of the securities held by Professional Capital Management.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired all of their securities for investment purposes only and are being held as a long-term investment. The Reporting Persons intend to continuously review their investment in the Issuer and may in the future determine to acquire additional securities of the Issuer or dispose of the securities of the Issuer owned by them or take any other available course of action, including surrendering or selling shares back to the Issuer for tax withholding obligations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Mr. Pompliano is the Chairman and Chief Executive Officer of the Issuer and of Professional Capital Management and acquired his securities in that capacity pursuant to the agreements described in Item 3. As a result, Mr. Pompliano may have influence over the corporate activities of the Issuer.

The Reporting Persons do not have any present plans or proposals as of the date hereof that relate to or would impact any of the transactions described in this Item 4 of this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own an aggregate of 10,562,501 shares of Common Stock as follows: (i) one share of Common Stock held by Mr. Pompliano, and (ii) 10,562,500 shares of Common Stock held by Professional Capital Management. Mr. Pompliano maintains beneficial ownership, including dispositive and voting control, over Professional Capital Management.

The percentage ownership set forth on Row (13) of the cover page of this Schedule 13D is based on 85,166,604 shares of Common Stock outstanding at the close of business on December 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Pompliano has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by him and shares the power to vote or to direct the vote, and shares power to dispose or to direct the disposition of all shares beneficially owned by Professional Capital Management, of which Mr. Pompliano is the Chief Executive Officer. Such shares are set forth on Rows (7) through (10) of the cover page of this Schedule 13D.
Transactions in the class effected during the past sixty days: Except as described under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As the Chairman and Chief Executive Officer of the Issuer, Mr. Pompliano has in the past and may receive future compensation in the form of Common Stock, options or other securities convertible into Common Stock.

Professional Capital Management has entered into an agreement with the Issuer pursuant to which Professional Capital Management has agreed not to, without the prior written consent of the Issuer, sell, offer to sell, or otherwise transfer or dispose of any Common Stock received by Professional Capital Management in connection with the Business Combination until the earlier of (i) the six (6) month anniversary of the December 5, 2025, or (ii) the date on which the Issuer consummates a subsequent liquidation, merger, capital stock exchange, reorganization, or similar transaction which results in all of the stockholders of the Issuer having the right to exchange their shares of Common Stock for cash, securities or other property.

Professional Capital Management also entered into an amended and restated registration right agreement, dated December 5, 2025, by and among CCCM, the Issuer, Professional Capital Management, Jeffery Park (collectively with Professional Capital Management, the "ProCap Holders"), and Columbus Circle I Sponsor Corp LLC, a Delaware limited liability company (the "Sponsor"), pursuant to which the registration rights agreement dated as of May 15, 2025, by and among CCCM, the Sponsor, and the underwriters in the CCCM initial public offering, will be assumed by the Issuer and provide the ProCap Holders with registration rights thereunder covering, among other securities, the shares of Common Stock.

There currently are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement dated December 11, 2025 by the Reporting Persons.

Exhibit 2. Business Combination Agreement, as of June 23, 2025, by and among CCCM, the Issuer, ProCap, Professional Capital Management, and certain other parties (incorporated herein by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4/A, filed on October 20, 2025 (File No. 333-290365)).

Exhibit 3. First Amendment to the Business Combination Agreement, dated as of July 28, 2025, by and among CCCM, the Issuer, ProCap, Professional Capital Management, and certain other parties (incorporated herein by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-4/A, filed on October 20, 2025 (File No. 333-290365)).

Exhibit 4. Lock-Up Agreement (incorporated herein by reference to Exhibit 10.10 to the Issuer's Registration Statement on Form S-4/A, filed on October 20, 2025 (File No. 333-290365)).

Exhibit 5. Form of Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.20 to the Issuer's Registration Statement on Form S-4/A, filed on October 20, 2025 (File No. 333-290365)).

## Signatures
- Anthony Pompliano: /s/ Anthony Pompliano, Anthony Pompliano, Individually (12/11/2025)
- Inflection Points Inc, d/b/a Professional Capital Management: /s/ Anthony Pompliano, Anthony Pompliano, Chief Executive Officer of Professional Capital Management (12/11/2025)